[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct: (212) 859-8689

Email: Joshua.Wechsler@friedfrank.com

July 3, 2018

VIA EDGAR

Mr. Donald E. Field

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Containers Inc.
Registration Statement on Form F-1
Filed June 15, 2018
File No. 333-225677

Dear Mr. Field:

This letter sets forth the response of Navios Maritime Containers Inc., which in connection with the proposed offering will convert into Navios Maritime Containers L.P., a limited partnership (the “Company”), to the comment letter, dated June 29, 2018, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Registration Statement on Form F-1 of the Company, publicly filed with the Securities and Exchange Commission on June 15, 2018. In order to facilitate your review, we have reproduced the Staff’s comment in its entirety, with the response to the comment set out below the comment.

Concurrently with this correspondence, the Company is publicly filing an amendment to its Registration Statement on Form F-1 (the “Registration Statement”). References to page numbers in this letter refer to the pagination of the Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Form F-1 filed June 15, 2018

General

1.	You disclose on page 42 that your charterers may engage in legally permitted trading with Iran, Syria and Sudan. According to recent news articles, your identified charterer Mitsui O.S.K. Lines makes port calls to Iran. Please clarify in your disclosure whether vessels in your fleet have called on ports in Iran, Syria and Sudan. Iran, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Syria and/or Sudan, whether through subsidiaries, charterers, or other direct or indirect arrangements. Tell us whether any contacts involve the governments of those countries or entities controlled by their governments.

United States Securities and

Exchange Commission

July 3, 2018

Response:

No vessels in the Company’s fleet have called on ports in any country that is subject to comprehensive sanctions by the United States or listed as a state sponsor of terrorism by the U.S. Department of State, including Iran, Syria, or Sudan. The Company does not have any past, current, or anticipated contacts with such countries, including the governments of such countries or entities controlled by their governments. The Company has revised the disclosure on pages 46 and 137 of the Registration Statement in response to the Staff’s comment.

2.	Please also discuss the materiality of any contacts with Iran, Syria and/or Sudan, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Iran, Syria and Sudan since your inception. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors of terrorism.

Response:

The Company does not have any contacts with any country that is subject to comprehensive sanctions by the United States or listed as a state sponsor of terrorism by the U.S. Department of State, including Iran, Syria, or Sudan. Accordingly, the Company has no revenues, assets, and liabilities associated with such countries.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Illustrative Cash Flow, page 83

3.	We note from your Illustrative Cash Flow presentation that it appears that you have not complied with the requirements set forth in Rule 11-03 of Regulation S-X. For example, your projections should be presented in columnar format, along with comparative historical financial information. In addition, the calculation of your estimates should be clearly outlined and explained, preferably in footnotes. Please revise accordingly or explain how you believe you have complied with applicable authoritative guidance.

Response:

The Company has revised the disclosure on pages 84 to 86 of the Registration Statement in response to the Staff’s comment and discussions with the Staff.

4.

We note the Illustrative Cash Flow discussion you have presented. Please revise your disclosure to clearly explain the purpose of including this example, including how this “free cash flow” amount relates to any distributions or dividends that you intend to make. Also, in this regard, we note that you define free cash flow in this illustration as revenues less total expenses (including operating expenses, general and administrative expenses and debt service costs). However, the amounts that you are including in your expense totals do not appear to represent “total expenses” and appear to exclude non-cash depreciation and amortization, as

United States Securities and

Exchange Commission

July 3, 2018

well as time charter and voyage expenses. Please revise to clearly disclose the nature of the expenses included in your calculations. Additionally, please note that free cash flow is typically calculated as cash from operating activities as presented on the statement of cash flow, less capital expenditures. Any other calculation should be labeled something other than “free cash flow.” Please advise or revise accordingly.

Response:

The Company has revised the disclosure on pages 84 to 86 of the Registration Statement in response to the Staff’s comment and discussions with the Staff.

Assumptions, page 84

5.	We note that your estimated general and administrative expenses include expenses incurred under the Administrative Services Agreement, dated June 7, 2017, pursuant to which the Manager provides administrative services to you, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. In light of the fact that it appears that this agreement is not a fixed rate, but rather the Manager is reimbursed for the costs and expenses incurred in connection with the provision of these services, please revise to disclose the amount of the estimate for 2018 and a description of how that estimate was calculated or determined.

Response:

The Company has revised the disclosure on pages 85 to 86 of the Registration Statement in response to the Staff’s comment and discussions with the Staff.

6.	We note that in your estimate of contribution from open days at historical average charter rates, you assume historical average time charter rates for vessels between 3,450 and 4,730 TEU using the average rate during the last 15 years for 4,400 TEU vessels, and you use a historical average charter rate for the vessels between 8,000 and 10,000 TEU using a three year time charter rate during the last six years for a 9,000 TEU vessel. Please explain to us how you determined that these are appropriate average historical rates to use for the different vessel sizes, including an explanation of why you believe it is appropriate to use a longer historical average for the smaller vessels. As part of your response, please tell us the amount of any significant differences that would result if you used a shorter/longer time period for each of the vessel sizes.

Response:

The Company has calculated the historical average time charter rates using data from publicly-available information that a reputable third-party industry source provides for the maritime industry. The Company has used the data available for the most comparable vessel size to provide an indicative time charter rate for our vessels. While the Company has used fifteen years of data for time charter rates of 4,400 TEU vessels, the data provider only has six years of historical data available for 9,000 TEU vessels, which is the reason for the difference in historical periods assumed for each size.

Contractual Obligations and Contingencies, page 86

United States Securities and

Exchange Commission

July 3, 2018

7.	We note that you have provided a table of contractual obligations and contingencies as March 31, 2018. We also note from the Capitalization table on page 64, that you have subsequently entered into or plan to enter into additional loan agreements and refinancings. Due to the probable changes in debt that appear will occur in connection with this offering, please revise your MD&A section to include a pro forma table of contractual obligations to reflect this debt and other obligations. Also, your MD&A discussion of liquidity should disclose the existence of any new debt along with significant terms and conditions.

Response:

The Company has revised the disclosure on pages 88 to 89 of the Registration Statement in response to the Staff’s comment.

Interim Financial Statements for the period ended March 31, 2018

Note 2. Summary of Significant Accounting Policies

(c) Recent Accounting Pronouncements, page F-28

8.	We note that your financial statements for the period ended March 31, 2018 reflect a proposed accounting standards update related to ASU 2016-02 that has not yet been finalized and approved. Please tell us how you have concluded that your financial statements materially comply with US GAAP.

Response:

The Company respectfully advises the Staff that all of its revenue for the period of inception (April 28, 2017) through December 31, 2017 and for the three month period ended March 31, 2018, derive from time charter agreements. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. None of the Company’s time charter agreements provide for variable consideration elements that would qualify for accounting under ASC 606, “Revenue from Contracts with Customers.” The Company has assessed its time charter agreements and determined that the agreements contain an operating lease. The Company has not identified any material separate lease components within the time charter agreements. As a practice, the Company does not engage in providing and selling crewing, maintenance, insurance and other similar services on a standalone basis, hence it does not recognize any such services as separate revenue streams and therefore believes that separate disclosure of any such components would not be meaningful for its investors. Further, as the timing and pattern of revenue recognition for any separate non-lease component that could potentially be identified and the related lease component are the same, there would be no effect on the accounting of the revenue recognized for the period ended March 31, 2018. Based on this analysis the Company has concluded that the adoption of ASU 2016-02, “Leases (Topic 842),” had no effect on the Company’s opening partners’ capital, consolidated balance sheet and consolidated statements of income.

Exhibit Index, page II-4

United States Securities and

Exchange Commission

July 3, 2018

9.	We note that you entered into a share purchase agreement with Navios Partners on June 11, 2018. Please revise to indicate that the agreement will be filed as a material contract. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

The Company has filed the Share Purchase Agreement with Navios Partners as Exhibit 10.14 to the Registration Statement in response to the Staff’s comment.

Should you have any questions or comments, please feel free to call me at (212) 859-8689.

Sincerely,

/s/ Joshua Wechsler

Joshua Wechsler

cc:	Angeliki Frangou (Navios Maritime Containers Inc.)
Chris Christopoulos (Navios Maritime Containers Inc.)
Vasiliki Papaefthymiou (Navios Maritime Containers Inc.)
Stuart H. Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)
John M. Bibona (Fried, Frank, Harris, Shriver & Jacobson LLP)